StreetPrint PAVEMENT TEXTURING

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

04010577

04 MAR 16 AM 7:21

March 5, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated March 5, 2004.

Yours very truly,

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Laura Williams
Assistant Controller

llw
Enclosure

dlw 3/16

StreetPrint

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

04 MAR 16 AM 7:21

IPC Announces Q4 and 2003 Summary Operating Results

Surrey, Canada, March 5, 2004 – Integrated Paving Concepts Inc. (Symbol – IPA) releases today, audited summary operating results for the 12 months ending December 31, 2003

Summary Financial Information	Three Months Ended December 31 2003	Three Months Ended December 31 2002	Twelve Months Ended December 31 2003	Twelve Months Ended December 31 2002
Revenue	$ 2,356,013	$ 1,919,965	$12,330,727	$ 11,858,235
(Loss) Earnings before amortization and interest	(448,318)	(1,056,438)	(423,026)	883,462
Amortization	59,812	81,902	266,073	283,962
Interest expense (earnings)	(5,331)	(5,672)	1,582	(12,564)
(Loss) Earnings before income taxes	(502,799)	(1,132,668)	(690,681)	612,067
Income taxes	(201,572)	(428,467)	(236,045)	234,414
Net (Loss) Earnings	$ (301,227)	$ (704,201)	$ (454,636)	$ 377,653
(Loss) Earnings per share-basic and diluted	$ (0.03)	$ (0.10)	$ (0.07)	$ 0.06

Integrated Paving Concepts Inc. earns significant revenues in both US Dollars and Euros. The rapid change in the US Dollar against the Canadian dollar during the year had a material impact on both revenues and earnings.

Revenues for the fourth quarter increased by 23% over the same period last year, driven by increases of 19% in coating sales and 35% in equipment and tooling sales. The revenue increases were despite the substantially lower US dollar. For the three months ended December 31, the Company's loss before interest, amortization and taxes decreased by $608,000 to $448,000 over the same period in 2002. The fourth quarter 2002 loss was impacted by additional expenditures to accelerate the implementation of the Company's strategic initiatives.

For the twelve months ended December 31, 2003, the company achieved a growth in revenues of 4% to $12.3 million from $11.9 million in 2002. The increase reflected an 8% increase in coating revenues and a 3% decrease in equipment and tooling revenues.

The 2003 loss before interest, amortization and taxes for the year was $423,000 compared to earnings before interest, amortization and taxes of $883,000 for the year ended December 31, 2002.

The Company's balance sheet remains strong with a cash position of $1.7 million (2002 - $2.8 million) and working capital of $3.2 million (2002 - $4.0 million)

North American Division
Sales for the North American Division for the three months ended December 31, 2003 were $1.3 million, an increase of $275,000 over the same period last year.

For the year ended December 31, 2003 North American sales were $9.0 million, effectively the same as in 2002. The revenues derived from both coatings and equipment and tooling during 2003 were in the same range as the prior year.

International Division
International sales for the three months ended December 31 totalled $1.1 million which is $ 175,000 higher that the same period last year.

The 2003 revenue of $3.3 million exceeded 2002 revenue by $451,000 for a growth of 16%.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release can be obtained by calling Janice Stasiuk, Chief Financial Officer, Corporate Secretary at (604) 574-7510 ext 227 or email Janice.Stasiuk@streetprint.com. For information on our products, visit our website: www.streetprint.com

Integrated Paving Concepts Inc.
Janice Stasiuk, CA
Chief Financial Officer and Corporate Secretary